

Mail Stop 4628

January 5, 2016

Via E-mail
Vincent T. Cubbage
Chief Executive Officer
Arc Logistics Partners LP
725 Fifth Avenue, 19th Floor
New York, NY 10022

> **Re:** **Arc Logistics Partners LP**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 12, 2015**
> **Form 10-Q for the Fiscal Quarter ended September 30, 2015**
> **Filed November 6, 2015**
> **Response Dated December 21, 2015**
> **File No. 001-36168**

Dear Mr. Cubbage:

We have reviewed your December 21, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2015 letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Financial Statements

Note 15 – Commitments and Contingencies, page F-26

1. We have read your response to prior comment 5 proposing various disclosure revisions to reaffirm that you have no accruals related to soil and groundwater contamination on your properties. However, given your Risk Factor discussion on page 23, indicating that such contamination may have occurred, notwithstanding an assessment of probability or ability to reasonably estimate, you were asked to clarify whether there is a reasonable possibility that

your estimates will change in the near term and be material, also to clarify the nature of any such uncertainties, and to provide an estimate of possible loss, the range of loss, or a statement that such an estimate cannot be made to comply with FASB ASC 275-10-50-9 and FASB ASC 450-20-50-3 through 50-6 related to unrecognized contingencies.

The revisions that you have proposed do not appear to the staff to adequately address or clarify your position with regard to the aforementioned guidance. We would like to understand your reasons for not having an accrual. If you are aware of soil and groundwater contamination on your properties, it should be clear whether you have not accrued the costs of remediation because (i) you are unable to assess the possibility of having to undertake remediation, or (ii) you are unable to reasonably estimate the costs of remediation. If you have not disclosed further details because you believe that such costs are not reasonably possible to be material, please submit the analysis that you have performed in arriving at this view. We reissue prior comment 5.

Form 10-Q for the Fiscal Quarter ended September 30, 2015

Financial Statements

Note 3 – Acquisitions, page 12

2.   We note your response to prior comment 6, including your rationale for not filing historical and pro forma financial statements related to the acquisition of JBBR, clarifying that you regard JBBR a "business" for GAAP reporting purposes under FASB ASC 805-10-20, but not for SEC reporting purposes under Rule 11-01(d).

Please tell us the amounts and nature of all expenses related to the JBBR facility incurred during the fiscal years ended December 31, 2014, 2013 and 2012, and the interim periods prior to your acquisition in May 2015. Please also submit a schedule differentiating between amounts capitalized and expensed each period, having details based on the nature of costs and rationale for the accounting treatment.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources